BrainLeap Technologies, Inc.

Financial Statements (Unaudited) and Report

June 30, 2021 and 2020

Table of Contents



Independent Accountant's Review Report

Jeffrey Coleman
BrainLeap Technologies, Inc.
Del Mar, CA

We have reviewed the accompanying financial statements of BrainLeap Technologies, Inc. (the company), which comprise the balance sheets as of June 30, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of BrainLeap Technologies, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
May 24, 2022

BrainLeap Technologies, Inc.
Balance Sheet (Unaudited)
As of June 30, 2021 and 2020

	Note	2021	2020
		$	$
Assets			
Current Assets			
Cash and cash equivalents	1.f	26,517	77,952
Tax refund receivable	2	-	33,470
Inventories	1.g	27,751	11,887
Prepaid expenses		-	3,098
Total Current Assets		54,268	126,407
Noncurrent Assets			
Equipment, net	3	537	2,181
Capitalized software, net	4	417,061	193,133
Deferred tax asset, net	1.k	-	-
Total Noncurrent Assets		417,598	195,314
Total Assets		471,866	321,721
Liabilities & Stockholders' Equity			
Current Liabilities			
Accounts payable and accrued expenses	5	5,050	44,347
Debt, current	6	100,000	-
Customer deposits		2,212	2,043
Total Current Liabilities		107,262	46,390
Noncurrent Liabilities			
PPP Loan	8	-	76,070
SAFE agreements	7	125,000	100,000
Total Noncurrent Liabilities		125,000	176,070
Total Liabilities		232,262	222,460
Stockholders' Equity	9		
Common stock, authorized 10,000,000 shares; 3,800,000 and 3,800,000 shares issued and outstanding at June 30, 2021 and 2020; $0.0001 par value per share		380	380
APIC - Stock Options	10	3,616	950
Additional paid-in capital		3,000	5,500
Retained Earnings		232,608	92,431
Total Stockholders' Equity		239,604	99,261
Total Liabilities & Stockholders' Equity		471,866	321,721

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


BrainLeap Technologies, Inc.
Statement of Income (Unaudited)
For the years ended June 30, 2021 and 2020


	Note	2021	2020
		$	$
Revenues	11	9,969	4,409
Cost of sales		4,139	2,323
Gross Profit (Loss)		5,830	2,086
Operating Expenses			
Salaries, wages and payroll taxes		98,506	38,264
Employee benefits		19,081	9,933
Legal and other professional fees and services		60,094	32,116
Advertising and promotion		2,105	8,354
Rent		27,399	15,709
Insurance		2,387	2,738
Meals and entertainment		-	416
Memberships and licenses		18,390	4,484
Office supplies		2,851	8,369
Sales commissions and fees		1,350	-
Share based compensation		2,666	950
Training		46	6,997
Travel		-	3,488
Intangible asset amortization	4	19,472	1,587
Depreciation		2,288	3,768
Other operating (income) expense		6,534	4,117
Total Operating Expenses		263,169	141,290
Operating Income (Loss)		(257,339)	(139,204)
Other Income and (Expense)			
PPP debt forgiveness	8	76,510	-
Interest expense	6	(2,594)	-
Grant income	12	323,600	311,938
Total Other Income and (Expense)		397,516	311,938
Net Income (Loss)		140,177	172,734


5

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


BrainLeap Technologies, Inc.
Statement of Changes in Stockholders' Equity
(Unaudited)
For the years ended June 30, 2021 and 2020

	Common Stock Shares	Common Stock Amount $	Additional Paid-In Capital $	Retained Earnings $	Total Stockholders' Equity $
Balance at July 1, 2019	3,800,000	380	25,000	(80,303)	(54,923)
Net income (loss)	0	-	-	172,734	172,734
Stock-based compensation expense	0	-	950	-	950
Owner capital distributions	0	-	(19,500)	-	(19,500)
Balance at June 30, 2020	3,800,000	380	6,450	92,431	99,261
Net income (loss)	0	-	-	140,177	140,177
Stock-based compensation expense	0	-	2,666	-	2,666
Owner capital distributions	0	-	(2,500)	-	(2,500)
Total	3,800,000	380	6,616	232,608	239,604

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


BrainLeap Technologies, Inc.

Statement of Cash Flows (Unaudited)

For the years ended June 30, 2021 and 2020


	2021	2020
	$	**$**
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	140,177	172,734
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	21,760	5,355
(Gain) loss on extinguishment of debt	(76,070)	-
Share based compensation	2,666	950
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	(51,644)	6,305
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	33,470	(30,470)
Inventories	(15,864)	(11,887)
Prepaid expenses	3,098	(2,698)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	(39,297)	43,611
Customer deposits	700	-
Other liabilities	(531)	2,043
Net Cash Provided by (Used in) Operating Activities	70,109	179,638
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	(644)	(5,948)
Payments for capitalized software	(243,400)	(194,720)
Net Cash Provided by (Used in) Investing Activities	(244,044)	(200,668)
Cash Flows from Financing Activities		
Net proceeds from (repayments of) short-term borrowings	100,000	-
Proceeds from SAFE issuance	25,000	-
Proceeds from PPP loan	-	76,070
Distributions to owner	(2,500)	(19,500)
Net Cash Provided by (Used in) Financing Activities	122,500	56,570
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(51,435)	35,540
Cash, cash equivalents, and restricted cash at beginning of year	77,952	42,412
Cash, Cash Equivalents, and Restricted Cash at End of Year	26,517	77,952


See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Notes to the Financial Statements

BrainLeap Technologies, Inc.
Notes to the Financial Statements
For the years ended June 30, 2021 and 2020

1. Summary of significant accounting policies

a. Nature of operations

BrainLeap Technologies, Inc. (the Company) develops research-based video games that train attention skills in children. The Company's mission is to improve academic performance and the quality of interaction of children with attention challenges by developing games and in-game assessment tools to train and measure attention skills which are foundational to executive functioning skills. The goal of the games is to improve reading stamina, reading self-efficacy, and math outcomes.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Concentration of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used

BrainLeap Technologies, Inc.
Notes to the Financial Statements
For the years ended June 30, 2021 and 2020

to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Financial instruments consist principally of cash, accounts payable, accrued liabilities and other debt. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. Cash consists of funds held in a business checking account.

g. Inventories

Inventory is stated at the lower of cost (first-in, first-out) or market. The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. To the extent that these estimates prove incorrect, the Company may be exposed to potential additional inventory write-downs in future periods. As of June 30, 2021 and 2020, the Company did not have any reserves for obsolete or slow-moving inventory.

h. Property, plant and equipment

BrainLeap Technologies, Inc.
Notes to the Financial Statements
For the years ended June 30, 2021 and 2020

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the company's assets. The company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Computer equipment	1 year
Furniture and fixtures	1 year

i. Long-lived asset impairment

The Company reviews its long-lived assets, including property, plant and equipment and capitalized software, which are held and used in its operations, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

At June 30, 2021, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

j. Internally developed software

BrainLeap Technologies, Inc.
Notes to the Financial Statements
For the years ended June 30, 2021 and 2020

The Company complies with FASB ASC 350-10, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, which requires that the Company expense computer software costs as they are incurred in the preliminary project stage. Once the application development phase has begun, the capitalization criteria has been met, and external direct costs of materials and services consumed in developing or obtaining internal-use computer software and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software are capitalized. In addition, consulting fees related to the development are also capitalized. Any cost that improves the useful life of the asset will be capitalized.

The Company's internally developed software is amortized on a straight-line basis over a period of 10 years.

k. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a June 30 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. The Company sustained net operating losses during fiscal years 2020 and 2021. Net operating losses will be carried forward to reduce taxable income in future

BrainLeap Technologies, Inc.
Notes to the Financial Statements
For the years ended June 30, 2021 and 2020

years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The following table outlines the estimated balances in deferred tax assets of the Company at June 30, 2021 and 2020:

	2021	2020
	$	$
Deferred tax asset:	-	-
Net operating loss carryforward	177,208	140,853
Total deferred tax asset	177,208	140,853
Valuation allowance	(177,208)	(140,853)
Deferred tax asset, net	-	-

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the State of Delaware.

l. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company provides services to individuals ("home sales") and to schools. The Company requires deposits for their eye-tracking hardware that is returned to the customer when the product is returned. Home sales revenue includes a monthly software license charge. School sales are licensed for a year.

BrainLeap Technologies, Inc.
Notes to the Financial Statements
For the years ended June 30, 2021 and 2020

The Company defers recognizes revenue on school sales over the life of the licensing period.

m. Comprehensive income

The Company does not have any comprehensive income items other then net income.

2. Tax receivable and entity change

At the beginning of 2020, the Company converted from a California C-Corp to a Delaware C-Corp which involved receiving a new federal employer identification number (FEIN). Due to a payroll processing error, payroll taxes were paid under the wrong FEIN for almost a year. The Company has corrected the error and submitted payroll taxes under the new FEIN. As of June 30, 2020, the Company was owed $33,470 in tax refunds. The Company has received all tax refunds as of June 30, 2021.

3. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances at June 30 were as follows:

	2021	2020
	$	$
Computer equipment	5,603	4,958
Furniture and fixtures	991	991
Total Cost	6,594	5,949
Total Accumulated Depreciation	(6,057)	(3,768)
Total	537	2,181

4. Internally developed software

The following is a summary of costs that have been capitalized as internally developed software and the related accumulated amortization for the years ended June 30, 2021 and 2020:

BrainLeap Technologies, Inc.
Notes to the Financial Statements
For the years ended June 30, 2021 and 2020

	2021	2020
	$	$
Internal salaries and benefits	438,120	194,720
Accumulated amortization	(21,059)	(1,587)
Internally developed software, net	417,061	193,133

5. Accounts payable and accrued liabilities

Accounts payable and accrued expenses consist of the following:

	2021	2020
	$	$
Accounts payable and accrued expenses		
Trade accounts payable	220	686
Credit card liabilities	2,675	43,661
Interest payable	2,155	-
Total	5,050	44,347

6. Current debt

On March 15, 2021 the Company took out a $100,000 term loan from MDF Fund I, LP to fund working capital while waiting for cost reimbursement from the National Science Foundation's Small Business Innovation Research grant. The loan carries a 7.35% interest rate and matures on September 30, 2021. The Company recorded interest expense of $2,594 on this loan during the year ended June 30, 2021.

7. Simple Agreements for Future Equity (SAFE's)

The Company has entered into non-refundable SAFE agreements with investors, which gives the investor the right to certain shares of the Company's capital stock at the price per share equal to a post-money valuation cap divided by the Company's capitalization. The SAFE agreements automatically terminate immediately following the earliest to occur of (a) the issuance of capital stock to the investor pursuant to the automatic conversion of the SAFE agreement following an equity financing as defined by the agreement, or (b) the payment, or setting aside for payment, of the amounts due to the investor pursuant to a liquidity event or dissolution event, as defined by the agreement. The post-money valuation cap is $4,000,000.

As of June 30, 2021 and 2020, $125,000 and $100,000 of SAFE agreements were outstanding.

BrainLeap Technologies, Inc.
Notes to the Financial Statements
For the years ended June 30, 2021 and 2020

The details of the Company's outstanding Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE Description	Borrowing Period	Valuation Cap $	Discount %	June 30 2021 $	June 30 2020 $
SAFE-01	Fiscal Year 2019	4,000,000	30	100,000	100,000
SAFE-02	Fiscal Year 2021	4,000,000	70	25,000	-
Total SAFE's				125,000	100,000

8. PPP Loan

On June 12, 2020, the Company received loan proceeds in the amount of $76,070 under the Paycheck Protection Program (PPP) which was established as part of the Coronavirus Aid, Relief and Economic Security (CARES) Act and is administered through the Small Business Administration (SBA). During fiscal year 2021, the Company received notification from the SBA that they had been granted full forgiveness of the loan and has recorded forgiveness of the principal and accrued interest as Other Income for the year ended June 30, 2021.

9. Stockholders' equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 10,000,000 shares with a $0.0001 par value per share.

As of June 30, 2021 and 2020 the total number Common Shares issued and outstanding was 3,800,000 and 3,800,000, respectively.

10. Equity incentive plans

The Company's Board of Directors adopted a Stock Option Grant Plan on October 16, 2019 and awarded options of its Common Stock to its Chief Technology Officer (CTO) and two Advisory Board Members. Under this plan, the Board determined that an exercise price of $0.05 per share was greater than or equal to the fair market value of the Common Stock as of the date of the grant. The grants carry varying vesting schedules and all grants under this plan have an expiration date 10 years following the approval date.

The Company accounts for stock options under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

BrainLeap Technologies, Inc.
Notes to the Financial Statements
For the years ended June 30, 2021 and 2020

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The Company's stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of June 30, 2021	Input
Expected life (years)	10
Risk-free interest rate	2.5%
Expected volatility	85%
Annual dividend yield	0.0
Fair value of stock option	$0.015

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is based on the expiration date of the grants. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

A summary of Share-based Compensation Arrangements is provided below:

	Total Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
Outstanding at beginning of the year	0	0.00	0	0.00
Granted	178,125	0.05	0	0.00
Exercised	0	0.00	0	0.00
Expired/ Cancelled	0	0.00	0	0.00
Outstanding at June 30, 2020	178,125	0.05	0	9.41
Exercisable Options at June 30, 2020	178,125	0.05	0	9.41
Outstanding at beginning of the year	178,125	0.05	0	0.00
Granted	46,250	0.05	0	0.00
Exercised	0	0.00	0	0.00
Expired/ Cancelled	0	0.00	0	0.00
Outstanding at June 30, 2021	224,375	0.00	0	8.64
Exercisable Options at June 30, 2021	224,375	0.00	0	8.64

Stock option expense for the years ended June 30, 2021 and 2020 was $2,666 and $950, respectively.

11. Revenue

Revenues for the years ending June 30, 2021 and 2020 consist of the following:

Revenue Category	2021	2020
	$	$
Software	3,778	1,514
Hardware	3,126	1,933
School licenses	3,514	962
Discounts and allowances	(449)	-
Total Revenues	9,438	6,452

12. National Science Foundation Grant

On June 15, 2018, the Company received a fixed amount grant totaling $225,00 from the National Science

BrainLeap Technologies, Inc.
Notes to the Financial Statements
For the years ended June 30, 2021 and 2020

Foundation ("NSF"). The project was for research related to "Hacking Eye Movements to Improve Attention." The grant was subject to the "Small Business Innovation Research Program Phase I" requirements.

On August 28, 2019 the Company received an additional grant totaling $747,753 for phase two of the project. The Company is eligible to draw against the grant under the below vesting schedule based on the percentage of the grant total:

Milestone	Payment amount %
Advance payment	25
Upon NSF acceptance of first semiannual report	20
Upon NSF acceptance of second semiannual report	20
Upon NSF acceptance of third semiannual report	20
Upon NSF acceptance of final report	15

The Company recognizes grant income at the time grant draws are received. During the years ending June 30, 2021 and 2020, the Company recognized Other Income related to the grants of $323,600 and $311,938, respectively.

13. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

14. Subsequent events

On October 13, 2021, the Company modified its short-term loan with MDF Fund I, LP. The modified agreement provided a revised payment schedule whereby the Company would make an interest-only payment plus a Modification Fee of $1,500 for the month of October, 2021 and monthly interest-only payments through May 2022 thereafter. The Maturity Date under this contingency would be May 31, 2022, on which date the total outstanding balance would be due.

Management evaluated all activity of the Company through May 24, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.